FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of November 2010
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946
(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑         Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
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(1)	Press Release, “Dr. Reddy’s announces the Launch of Zafirlukast Tablets”, November 20, 2010.
(2)	Press Release, “GlaxoSmithKline and Dr. Reddy’s agree to the sale of US Penicillin Facility and Products”, November 23, 2010.

Press Release
Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s announces the Launch of Zafirlukast Tablets
Hyderabad, India, November 20, 2010 — Dr. Reddy’s Laboratories (NYSE: RDY) announced today that it has launched Zafirlukast tablets (10 mg and 20 mg), a bioequivalent generic version of Accolate® in the US market.
On November 15, 2010 the U.S. District Court of New Jersey granted Dr. Reddy’s motion for summary judgment of non-infringement against AstraZeneca clearing the way for the launch of the product. Subsequently, the Food & Drug Administration (FDA) approved Dr. Reddy’s ANDA for Zafirlukast tablets on November 18, 2010. Zafirlukast had total U.S. sales of approximately $50 million for the twelve months ending August 31, 2010 according to IMS Health.
Dr. Reddy’s Zafirlukast tablets are available in bottles of 60 counts in 10mg and 20 mg strengths.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is a global pharmaceutical company. We fulfill our purpose of providing affordable and innovative medicines through three core businesses:
Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products. Our
products are marketed globally, with a focus on India, US, UK, Germany and Russia.
www.drreddys.com
Accolate®, is a registered Trademark of AstraZeneca UK, LTD
IMS National Sales Perspectives: Retail and Non-Retail MAT 8/2010
CONTACT INFORMATION
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com or on +91-40-66834297
Raghavender R at raghavenderr@drreddys.com or on +91-40-66511529
Milan Kalawadia (USA) at mkalawadia@drreddys.com or on +1-9082034931
Media:
S Rajan at rajans@drreddys.com or on +91-40- 66511725

Press Release
Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
GlaxoSmithKline and Dr. Reddy’s agree to the sale of US Penicillin Facility and Products
Hyderabad, India, November 23, 2010:
GlaxoSmithKline plc (GSK) and Dr. Reddy’s Laboratories (NYSE:RDY) today announced that the companies have signed an agreement relating to GSK’s United States oral penicillin facility and product portfolio. Under the agreement, GSK will transfer ownership of its penicillin manufacturing site in Bristol, Tennessee, United States, and rights for the Augmentin® and Amoxil® brands in the United States to Dr. Reddy’s. GSK will retain the existing rights for these brands outside the United States.
This transaction is targeted to close within the first half of the calendar year 2011. Further financial terms and conditions of the agreement have not been disclosed.
Abhijit Mukherjee, President— Global Generics Business, Dr. Reddy’s Laboratories, said, “We are excited about this acquisition, as it allows us to enter the United States penicillin-containing antibacterial market segment and serve the needs of our customers & patients through manufacturing capabilities that did not previously exist within Dr. Reddy’s. This acquisition is in line with our strategy to significantly scale up our generics business in North America while providing an opportunity to explore additional synergy with our other businesses.”
“The sale of this site and divestiture of these products in the United States are a positive step forward for this manufacturing facility. The Bristol site has had a long and successful history with GSK. This sale will enable the facility to continue to provide oral penicillin-containing antibacterial products to meet the needs of patients in the United States, and will allow GSK to focus resources on our newer portfolio of differentiated products,” said Jean-Paul Reynaud, Senior Vice President, Antibiotics and Emerging Markets Supply.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Trademarks
Brand names appearing in italics throughout this document are trademarks of GSK.
About GSK
One of the world’s leading research-based pharmaceutical and healthcare companies — is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information go to us.gsk.com, follow us on twitter.com/GSKUS or visit our blog (www.morethanmedicine.us.gsk.com/blog/).

About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is a global pharmaceutical company. We fulfill our purpose of providing affordable and innovative medicines through three core businesses: Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products. Our products are marketed globally, with a focus on India, US, UK, Germany and Russia.
www.drreddys.com
CONTACT INFORMATION
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com or on +91-40-66834297
Raghavender R at raghavenderr@drreddys.com or on +91-40-66511529
Milan Kalawadia (USA) at mkalawadia@drreddys.com or on +1-9082034931
Media:
S Rajan at rajans@drreddys.com or on +91-40- 66511725

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

By: /s/ Sandeep Poddar
Date: December 1, 2010	Name: Sandeep Poddar
Title: Company Secretary